## Contact

dsexauer@dastconsulting.com

www.linkedin.com/in/davidsexauer
(LinkedIn)

www.dast.co (Company)

## Top Skills

Leadership

Nonprofits

Small Business

# David Sexauer

Catalyst

Placerville, California, United States

## Summary

Passionate, intense, change agent who enjoys helping others.
Extensive experience in helping people make the connections they
need in order to increase their personal and professional success.
Founded and sold several successful businesses. More than 25
years of experience in the nonprofit sector. Currently focused on
starting, funding, and growing organizations that positively impact
our community.

Specialties: Strategic Planning, Business Development, Private
Education Management, Workforce Development, Angel Investing.

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## Experience

**DAST Consulting Services**
Chief Executive Officer
July 2021 - Present (3 years 4 months)

DAST is a consulting firm that helps organizations grow and increase their
funding.

**DAST Investments**
Founder & CEO
January 2024 - Present (10 months)

DAST Investments is an Angel Investing firm and a Venture Studio that starts,
funds, and grows companies that make the world a better place.

**Lewis And Wilkins LLP**
Law Clerk
November 2022 - February 2024 (1 year 4 months)

- Strategic Planning regarding litigation

**AfterSchool HQ**
Chief Relationship Officer
July 2020 - July 2021 (1 year 1 month)

## Central Christian Academy
Head of School
February 2017 - July 2020 (3 years 6 months)
Indianapolis, IN

The mission of Central Christian Academy is to train and prepare students to succeed in life by providing a Christ-centered education that cultivates a biblical worldview.

## DAST Foundation
President
April 2009 - October 2019 (10 years 7 months)

DAST Foundation seeks to improve the quality of life for low income families. We do this by gathering and deploying resources in unique ways. Our core values of Service, Love, and Wisdom guide the organization as it works to see that justice and mercy are perpetuated in the community. A belief in a loving Creator who desires us all to be in healthy relationship with Creator, creatures, and creation is also highly important to DAST Foundation. As such, we seek to work with and support other nonprofits who share our concerns for the health of our local, national, and global communities.

## Braden Business Systems
Vice President, IT Services
October 2015 - September 2017 (2 years)

Braden Business Systems is a top office solutions provider that provides office equipment, products, services, supplies, and support to our customers. We recently purchased a local IT company in order to provide our clients a more robust set of solutions for their business technology needs. We are committed to excellence for our people, customers, partners, products and services.

## DAST Consulting
President
August 1998 - September 2015 (17 years 2 months)

DAST Consulting is the premier provider of Information Technology Services to Faith-Based Organizations, Non-Profits, and Private Educational Institutions in the state of Indiana. We seek to create an eternally significant work environment that allows families to have time to spend with each other and resources to spend on each other.

## CrossTech Networks, LLC
Catalyst

February 2007 - July 2008 (1 year 6 months)

CrossTech Networks helps keep your office staff working and productive by making sure your computer network can meet the daily demands of your enterprise. We repair and maintain your current systems and can install new computer systems to support your corporate growth.

CrossTech Networks will help select, install, and repair computers, laptops, servers, routers, switches. We can connect multiple office locations, set up home offices, as well as provide a variety of computer network services to improve your company's efficiency, accuracy, and ultimately profits.

## Traders Point Christian Academy
Technology Coordinator
2004 - 2007 (3 years)

## Hill Fulwider, et al.
Information Systems Manager
February 1997 - August 1998 (1 year 7 months)

Managed network for a medium sized law firm. Responsible for all aspects of IT support for 35 node network.

## US Army
Ground Surveillance Systems Operator
May 1992 - December 1996 (4 years 8 months)

Responsible for leading a team of soldiers who provided real time battlefield intelligence by operating technical surveillance systems.

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# Education

## Azusa Pacific University
BA, History, Religion · (1988 - 1993)